SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 08 January 2009

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Bank of Ireland (Governor & Co)
8 January 2009

Bank of Ireland today announces a change to our business focus in the UK residential mortgage market. We will no longer be sourcing new residential mortgage business through the intermediary channel. In future distribution will be through our joint venture with the UK Post Office and through our 44 Bank of Ireland branches in Northern Ireland. As a result of this de-leveraging strategy, our UK residential mortgage book which stood at £29 billion at 30 September 2008, is expected to reduce significantly over an extended period of time.

This is in line with the strategy outlined at our Interim Results in November 2008 to reduce dependency on wholesale funding through selective balance sheet de-leveraging and to rigorously manage our cost base.

In this context, subject to consultation with staff, we are aiming to achieve cost savings of circa £30 million p.a. with a one-off restructuring cost of circa £40 million.

Asset quality across our UK mortgage portfolio remains robust relative to the market and in line with our expectation as guided to the market at the announcement of our Interim Results in November 2008.

Ends.

Contact details:

John O'Donovan

           Group Chief Financial Officer

                                                  +353 1 632 2054
Geraldine Deighan
            Head of Group Investor Relations

                                           +353 1 604 3501
Liam McLoughlin
              Director of Group Finance

                                                 +353 1 604 4027
Dan Loughrey

               Head of Group Corporate Communications
                                 +353 1 604 3833

FORWARD LOOKING STATEMENT

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward looking statements include among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, projected impairment losses, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and UK economies and the performance and volatility of international capital markets, the expected level of credit defaults, the Group's ability to expand certain of its activities, development and implementation of the Group's strategy, including the ability to achieve estimated cost reductions, competition, the Group's ability to address information technology issues and the availability of funding sources. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may make in documents it has filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 08 January, 2009